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Filed pursuant to General Instruction II.L of Form F-10; File No. 333-109782

PROSPECTUS SUPPLEMENT dated January 27, 2005
(To Short Form Base Shelf Prospectus dated October 23, 2003)

New Issue

9,005,000 Common Shares

VASOGEN INC.

US$4.70 Per Share

We are offering up to 9,005,000 of our common shares. All of the common shares are being offered for sale outside of Canada. In connection with this offering, we will pay fees to the placement agents. See "Plan of Distribution" beginning on page S-11 of this prospectus supplement for more information regarding these arrangements. We previously filed a prospectus supplement dated February 26, 2004 corresponding to the short form base shelf prospectus dated October 23, 2003 pursuant to which we distributed 9,775,000 common shares for gross proceeds of approximately US$57.7 million.

Our common shares are quoted on the Nasdaq National Market ("Nasdaq") and listed on the Toronto Stock Exchange ("TSX") under the symbols "VSGN" and "VAS", respectively. On January 27, 2005, the last reported sale price of our common shares on Nasdaq was US$5.14 per share and C$6.34 per share on the TSX. We have applied to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX.

Our business and an investment in our common shares involves significant risks. These risks are described under "Risk Factors" beginning on page S-7 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and/or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Maximum Offering
Public offering price	US$	4.700	US$	42,323,500
Placement agents' fee	US$	0.282	US$	2,539,410
Proceeds, before expenses, to us	US$	4.418	US$	39,784,090

We estimate the total expenses of this offering, excluding the placement agents' fee, will be approximately C$600,000 (US$485,000). The placement agents are not required to sell any specific number or dollar amount of the common shares offered by this offering, but will use their best efforts to sell the common shares offered. The offering will end on or prior to February 2, 2005. Pursuant to an escrow agreement between us, the placement agents and an escrow agent, certain funds received in payment for the shares sold in this offering will be wired to an interest bearing escrow account and held until we and the placement agents notify the escrow agent that the offering has closed, indicating the date on which the shares are to be delivered to the purchasers and the proceeds are to be delivered to us. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agents' fee and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

SG Cowen & Co.
Needham & Company, Inc.
A.G. Edwards

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We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States. Note 15 to our consolidated financial statements for the year ended November 30, 2004 sets forth the principal differences between Canadian GAAP and US GAAP as they relate to our business.

Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should consult your own tax adviser with respect to your own particular circumstances.

The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors are Canadian residents, some of the experts named in the registration statement are Canadian residents and all or substantially all of our assets and the assets of such persons may be located outside the United States.

No underwriter, as defined under Canadian securities legislation, has been involved in the preparation of, or has performed any review of, the contents of this prospectus supplement or the accompanying prospectus.

        The purpose of this prospectus supplement is to provide supplemental information regarding Vasogen Inc. in connection with the offering. You should read this prospectus supplement, along with the accompanying prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.

        You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering the common shares only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission ("SEC"). Each time we sell our common shares under the accompanying prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including price, the number of common shares being offered and the plan of distribution. The shelf registration statement was declared effective by the SEC on October 24, 2003. This prospectus supplement describes the specific details regarding this offering, including the price, number of common shares being offered, the risks of investing in our common shares and the placement arrangements. The accompanying prospectus provides general information about us, some of which, such as the section entitled "Plan of Distribution", may not apply to this offering.

        If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information about Vasogen Inc. to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information".

        In this prospectus supplement, unless stated otherwise, all references to "US$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada.

        Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

        The use of the term "significant" or "significantly" when describing clinical and preclinical results in this prospectus supplement refers to "statistical significance", where the probability that the result happened by random chance is 5% or less.

VASOGEN INC.

        This summary does not contain all the information about Vasogen Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement.

        Our goal is to develop and commercialize new treatments for cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, the Celacade™ technology, which is currently in two pivotal phase III clinical trials, is being developed to target chronic inflammation in cardiovascular disease. Our 500-patient phase III SIMPADICO trial, which has completed patient enrollment, is designed to further evaluate the use of our Celacade technology to reduce intermittent claudication in patients with moderate to severe peripheral arterial disease ("PAD"). Our 2000-patient phase III ACCLAIM trial, is designed to further investigate the use of our Celacade technology to reduce the risk of mortality and morbidity in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of inflammation in the brain and central nervous system. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson's and Alzheimer's disease, and is expected to enter phase I clinical development during the first quarter of 2005.

        For more information about Vasogen Inc., you should read the accompanying prospectus and the information described in the section of this prospectus supplement entitled "Where You Can Find More Information", including our consolidated financial statements and related notes.

        In this prospectus supplement, "Vasogen", "we", "us" and "our" refer to Vasogen Inc. and its subsidiaries. Celacade is a registered or unregistered trademark of Vasogen Ireland Limited, and is used under license.

Recent Developments

        On January 24, 2005, we announced that we had received regulatory approval from Health Canada to commence a phase I clinical trial of VP025, the lead drug candidate from our new class of drugs designed to target inflammation. VP025 is being developed to target the chronic inflammation within the brain and central nervous system associated with a number of neurological diseases, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (Lou Gehrig's disease).

        In preclinical models, VP025 has been shown to improve biological correlates of memory function; reduce the established neural deficit associated with aging; and prevent detrimental effects of beta-amyloid, a major component of the plaques found in the brains of Alzheimer's disease patients. VP025 has also been shown experimentally to delay disease onset and prolong survival in a model of Lou Gehrig's disease, and reduce movement abnormalities in a model of Parkinson's disease.

        The double-blind, placebo-controlled phase I clinical trial of VP025 will examine safety and tolerability of increased doses in up to 24 healthy volunteers. The trial is expected to be completed during the second quarter and, subject to successful outcomes, is expected to form the basis of an application to commence phase II trials in patients with neuroinflammatory disorders.

Corporate Information

        We were continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries, Vasogen, Corp. incorporated under the laws of the state of Delaware, and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns our intellectual property related to our products and technologies.

        Our head office and principal place of business is located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, and our telephone number is (905) 817-2000. Our website is http://www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

THE OFFERING

Common shares we are offering	9,005,000 shares
Common shares to be outstanding after this offering	81,336,286 shares
Use of proceeds
We intend to use the net proceeds to fund the research and development of our Celacade technology, to fund our drug development pipeline, including VP025, and for general corporate purposes. See "Use of Proceeds".
Nasdaq symbol	VSGN
TSX symbol	VAS
Risk factors	An investment in our common shares offered hereby involves certain risks which should be carefully considered by prospective investors before investing in our common shares. See "Risk Factors".

        The number of common shares referred to above that will be outstanding immediately after the completion of the offering is based on the number of common shares outstanding on November 30, 2004, and excludes at that date:

  •
  985,237 common shares issuable upon the exercise of warrants outstanding as of November 30, 2004. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and 625,237 are exercisable at a price of C$12.73 per share;

  •
  3,518,078 common shares issuable upon the exercise of options outstanding as of November 30, 2004 granted under our stock option plans, which have a weighted average exercise price of C$6.01 per common share;

  •
  26,270 common shares issuable upon the exercise of deferred share units outstanding as of November 30, 2004 granted under our directors' deferred share unit and stock plan which have a fair market value of C$148,690;

  •
  up to 660,121 additional common shares reserved for issuance under our stock option plans; and

  •
  up to 223,730 additional common shares reserved for issuance under our directors' deferred share unit and stock plan.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes, and in the accompanying prospectus. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating To Our Business

        The "Risk Factors" in our annual information form dated January 19, 2005 are incorporated by reference in this prospectus supplement.

Risks Relating To This Offering

Our share price is volatile.

        The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse impact on the market price of our common shares.

We have not paid dividends.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

It may be difficult to obtain and enforce judgments against the company because of its Canadian residency.

        We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this prospectus supplement and the accompanying prospectus, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the US federal securities laws or other laws of the United States. In addition, we have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada of liabilities predicated solely upon US federal securities law against us, our directors, controlling persons and officers and the experts named in this prospectus supplement and the accompanying prospectus who are not residents of the United States, in original actions or in actions for enforcements of judgments of US courts.

If there are substantial sales of our common shares, the market price of our common shares could decline.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our shareholders.

        Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways which our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund the research and development of Celacade technology, to fund our new drug development pipeline, including VP025, and for general corporate purposes. See "Use of Proceeds". However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

We have adopted a shareholder rights plan.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of Share Capital".

We are likely to be classified as a "passive foreign investment company" for US income tax purposes, which could have significant and adverse tax consequences to US holders.

        We were a passive foreign investment company ("PFIC") in the 2004 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for US holders of our common shares. It may be possible for US holders to mitigate these consequences by making a so-called "qualified electing fund" election. US investors should read carefully the discussion of PFICs under the caption "Certain Income Tax Considerations—Certain United States Federal Income Tax Consequences to United States Shareholders—Passive Foreign Investment Company" in this prospectus supplement and consult their tax advisers.

EXCHANGE RATE INFORMATION

        The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

	Year ended November 30,
	2004	2003	2002	2001
Period End	0.8401	0.7708	0.6388	0.6362
High	0.8493	0.7708	0.6618	0.6695
Low	0.7159	0.6331	0.6199	0.6242
Average	0.7638	0.7089	0.6365	0.6478

        The average exchange rate is calculated based on the last business day of each month for the applicable period. On January 27, 2005, the noon exchange rate for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, was US$0.8086. Unless otherwise indicated, all US dollar amounts referred to in this prospectus supplement which have been converted into US dollars from Canadian dollars have been so converted using the noon exchange rate on January 27, 2005, expressed in US dollars for C$1.00, as quoted by the Bank of Canada, being US$0.8086. Unless otherwise indicated, all Canadian dollar amounts referred to in this prospectus supplement which have been converted into Canadian dollars from US dollars have been so converted using the noon exchange rate on January 27, 2005, expressed in Canadian dollars for US$1.00, as quoted by the Bank of Canada, being C$1.2367.

DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value. Before giving effect to this offering (and excluding any common shares issuable upon the exercise of outstanding warrants, options granted under our stock option plans and deferred share units granted under our directors' deferred share unit and stock plan), 72,331,286 common shares were issued and outstanding as at November 30, 2004.

        Common Shares.    Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our board of directors. The holders of common shares have the right to receive the remaining property of the company in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary.

        Warrants.    At November 30, 2004, warrants to purchase 985,237 common shares were outstanding. The warrants are held by Needham & Company, Inc. and Quest Diagnostics. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of C$12.73 per share and expire on November 6, 2006.

        Options.    At November 30, 2004, there were 3,518,078 common shares issuable upon the exercise of outstanding options granted under our stock option plans which have a weighted average exercise price of C$6.01 per common share and up to 660,121 additional common shares were reserved for issuance under our stock option plans.

        Directors' Deferred Share Units.    At November 30, 2004, there were 26,270 common shares issuable upon the exercise of outstanding deferred share units granted under our directors' deferred share unit and stock plan, which have a fair market value of C$148,690 and up to 223,730 additional common shares were reserved for issuance under our directors' deferred share unit and stock plan.

        Shareholder Rights Plan.    We adopted, effective November 22, 2000, a shareholder rights plan. Unless otherwise extended with the approval of our shareholders, the rights plan and the rights issued thereunder will expire at the close of our annual meeting of shareholders to be held in 2006, unless the rights are terminated, redeemed, or exchanged earlier by our board of directors.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately US$39.3 million, after deducting certain fees due to the placement agents and our estimated offering expenses, as described in "Plan of Distribution". We intend to use any net proceeds from the sale of common shares offered by this prospectus supplement and the accompanying prospectus as follows:

  •
  to fund the research and development of our Celacade technology;

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  to fund our new drug development pipeline, including VP025; and

  •
  for general corporate purposes.

        The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

DILUTION

        If you invest in our common shares, your interest will be diluted by an amount equal to the difference between the public offering price and the net tangible book value per share of common shares after this offering. We calculate net tangible book value per share by dividing our net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding common shares.

        Our net tangible book value at November 30, 2004 was C$59.7 million, or C$0.83 per common share. After giving effect to the sale of common shares in this offering at the fixed price of C$5.81 per share, and our receipt of the net proceeds from the sale of those shares, our adjusted net tangible book value at November 30, 2004 would be C$108.3 million, or C$1.33 per share. This represents an immediate increase in pro forma net tangible book value of C$0.50 per share to existing shareholders and an immediate and substantial dilution of C$4.48 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		C$5.81
Net tangible book value per share at November 30, 2004	C$0.83
Increase in net tangible book value per share attributable to offering	C$0.50
Pro forma net tangible book value per share as of November 30, 2004, after giving effect to the offering		C$1.33
Dilution per share to new investors in the offering		C$4.48

        These calculations exclude:

  •
  985,237 common shares issuable upon the exercise of warrants outstanding as of November 30, 2004. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and 625,237 are exercisable at a price of C$12.73 per share;

  •
  3,518,078 common shares issuable upon the exercise of options outstanding as of November 30, 2004 granted under our stock option plans, which have a weighted average exercise price of C$6.01 per common share;

  •
  26,270 common shares issuable upon the exercise of deferred share units outstanding as of November 30, 2004 granted under our directors' deferred share unit and stock plan which have a fair market value of C$148,690;

  •
  up to 660,121 additional common shares reserved for issuance under our stock option plans; and

  •
  up to 223,730 additional common shares reserved for issuance under our directors' deferred share unit and stock plan.

PLAN OF DISTRIBUTION

        We are offering our common shares through placement agents. The common shares are being offered for sale in the United States. Subject to applicable law, the placement agents may also offer our common shares for sale outside the United States and Canada. Subject to the terms and conditions contained in the placement agent agreement dated January 27, 2005, SG Cowen & Co., LLC, Needham & Company, Inc. and A.G. Edwards & Sons, Inc. have agreed to act as the placement agents for the sale of up to 9,005,000 of our common shares. The offering price per share was determined by negotiation between the placement agents and us. The placement agents are not purchasing or selling any common shares by this prospectus supplement or the accompanying prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of shares, but have agreed to use their best efforts to arrange for the sale of 9,005,000 common shares.

        The placement agent agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

        Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase common shares, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of 9,005,000 common shares will take place on or about February 2, 2005. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.

        On the scheduled closing date, the following will occur:

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  we will receive funds in the amount of the aggregate purchase price; and

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  SG Cowen & Co., LLC, as representative of the placement agents, will receive the placement agents' fee on behalf of the placement agents for further distribution among the placement agents in accordance with the terms of the placement agent agreement.

        We will pay the placement agents an aggregate commission equal to 6.0% of the gross proceeds of the sale of common shares in the offering. In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8% of the maximum gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agents' fee of US$2,539,410, are approximately C$600,000 (US$485,000), which includes legal, accounting and printing costs and various other fees associated with registering and listing the common shares. After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately US$39.3 million.

        We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

        We have agreed that we will not directly or indirectly: (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any common shares or securities convertible into or exercisable or exchangeable for common shares for a period of 90 days after the date of this prospectus supplement, without the prior written consent of SG Cowen & Co., LLC. The foregoing agreement does not restrict our issuance and sale of common shares in this offering, grants of stock options pursuant to our option plans, as amended from time to time, grants of deferred share units pursuant to our directors' deferred share unit and stock plan, as amended from time to time, and issuances of common shares upon the exercise of options, warrants or other rights. However, in the event that either (1) during the last 16 days of the "lock-up" period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 17-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or event, as applicable.

        Our executive officers and directors and certain of our shareholders have agreed that they will not directly or indirectly: (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any common shares or securities convertible into or exercisable or exchangeable for common shares (provided that they may nevertheless exercise any options or warrants to purchase common shares held at any time during the "lock-up" period), (ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another person, in whole or in part, any of the economic risk of ownership of the beneficially owned shares or securities convertible into or exercisable or exchangeable for common shares or (iii) engage in any short selling of the common shares for a period of 90 days after the offering as set forth in the placement agent agreement, without the prior written consent of SG Cowen & Co., LLC. However, in the event that either (1) during the last 16 days of the "lock-up" period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 17-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or event, as applicable.

        The transfer agent for our common shares in the United States is Mellon Investor Services LLC.

        Our common shares are quoted on Nasdaq under the symbol "VSGN" and listed on the TSX under the symbol "VAS". We have applied to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX.

        Needham & Company, Inc. holds warrants to purchase 360,000 of our common shares. These warrants are exercisable at a price of US$4.69 per share and expire on July 2, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus supplement, the accompanying prospectus and in certain documents incorporated by reference in this prospectus supplement and the accompanying prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

        These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in the "Risk Factors" section of this prospectus supplement and the accompanying prospectus could cause our actual results to differ significantly from those contained in any forward-looking statements.

        Specifically, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus supplement and the accompanying prospectus contain forward-looking statements regarding:

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  our plan to continue phase III development of our Celacade technology for the treatment of chronic heart failure and peripheral arterial disease;

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  our plan to continue pre-clinical development of VP025 in models of neuroinflammatory disease;

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  our intention to initiate a phase I clinical trial for VP025;

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  our intention to complete patient recruitment in our phase III chronic heart failure clinical trial;

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  our intention to seek regulatory approvals in the United States and Canada for our products; and

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  our intention to seek corporate alliances to support the commercialization of our products.

        Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

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  the need for additional capital and the effect of capital market conditions and other factors on capital availability;

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  difficulties or delays we may experience in the conduct of clinical trials for chronic heart failure and peripheral arterial disease;

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  difficulties or delays we may experience in our further investigation of the impact of VP025 on several models of neuroinflammatory disease;

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  difficulties or delays we may experience in the commencement or conduct of clinical trials for VP025;

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  difficulties or delays in obtaining regulatory approvals for the initiation of clinical trials or for our products;

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  the inability to obtain regulatory approvals for our products;

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  difficulties we may experience in completing the development of, and commercializing, our Celacade technology to address the treatment of chronic heart failure and peripheral arterial disease;

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  acceptance and demand for our products;

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  difficulties or delays in obtaining adequate reimbursement for our products; and

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  difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements contained in this prospectus supplement after the date of this prospectus supplement to conform such forward-looking statements to our actual results.

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Consequences to United States Shareholders

        In the opinion of Paul Weiss, Rifkind, Wharton & Garrison LLP, the following is a summary of certain United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

        Each US Holder and each holder of common shares that is not a US holder should consult its tax adviser regarding the United States federal income tax consequences of holding our common shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

        As used in this section, the term "United States person" means a beneficial owner of our common shares that is:

  (i)
  a citizen or an individual resident of the United States;

  (ii)
  a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

  (iii)
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  (iv)
  a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

        If a partnership holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our common shares should consult its own tax adviser.

Passive Foreign Investment Company

        Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund ("QEF") election or a Mark to Market Election (as defined below).

        For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

  •
  at least 75% of its gross income is "passive" income (referred to as the "income test"); or

  •
  at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

        For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

        We were a PFIC in the 2004 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

        Under applicable attribution rules, if Vasogen Inc. is a PFIC, US Holders of common shares will be treated as holding for certain purposes of the PFIC rules stock of Vasogen Inc.'s subsidiaries (including Vasogen Ireland Limited) that are PFICs. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the PFIC rules directly to US Holders.

        In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "—The "No Election" Alternative—Taxation of Excess Distributions"). US Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen, which will have the consequences described in "—The QEF Election Alternative." A US Holder may also consider making an election to mark the common shares to market (a "Mark to Market Election").

        US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1.     The QEF Election Alternative

        A US Holder who elects (an "Electing US Holder") in a timely manner to treat Vasogen Inc. as a QEF (a "QEF Election") would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its pro rata share of Vasogen Inc.'s ordinary earnings, as ordinary income, and its pro rata share of Vasogen Inc.'s net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to US Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

        We believe that we will not have any earnings and profits (as computed for US federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which our company is a PFIC. In that event, a QEF Election with respect to our common shares would subject a US Holder to correspondingly little, if any, current taxation. However, there can be no assurance as to these matters.

        Similarly, if Vasogen Ireland Limited were classified as a PFIC, a US Holder that makes a timely QEF Election with respect to Vasogen Ireland Limited would be subject to the QEF rules as described above with respect to the holder's pro rata share of the ordinary earnings and net capital gains of Vasogen Ireland Limited. Earnings of Vasogen Inc. (or Vasogen Ireland Limited) attributable to distributions from Vasogen Ireland Limited that had previously been included in the income of an Electing US Holder under the QEF rules would generally not be taxed to the Electing US Holder again.

        Upon the sale or other disposition of common shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the US Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder's holding period in the common shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

        A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing US Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see "—The "No Election" Alternative—Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

        The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 every year.

        We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2.     The "No Election" Alternative—Taxation of Excess Distributions

        If we are classified as a PFIC for any year during which a US Holder has held common shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

  •
  the gain or excess distribution will be allocated ratably over the US Holder's holding period;

  •
  the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

        These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

        An "excess distribution", in general, is any distribution on common shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for common shares.

        Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

3.     Mark to Market Election Alternative

        Assuming that our common shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder's adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. The common shares should be treated as "marketable stock" for purposes of making this election.

        With respect to its direct ownership of common shares, a US Holder that receives a distribution with respect to its common shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("—The "No Election" Alternative—Taxation of Excess Distributions"). If a US Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

        An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a US Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a US Holder, the mark to market rules would not apply.

        The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were considered a PFIC. Accordingly, if Vasogen Inc. and Vasogen Ireland Limited were both considered PFICs, and a US Holder made a Mark to Market Election with respect to its common shares, the US Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

Foreign Tax Credits

        Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our common shares will be "passive income" or, in the case of certain US Holders, "financial services income". Because of the complexity of those limitations, each US Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to US Holders other than certain exempt recipients (such as corporations). A US Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the US Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

        Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Canadian Federal Income Tax Considerations For United States Residents

        In the opinion of Lang Michener LLP, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident, or deemed to be resident in Canada, deals at arm's length with us, holds our common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) our common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Our common shares will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "US Shareholder" or "US Shareholders". The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and the current published administrative practices of the Canada Customs and Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular US Shareholder and no representation with respect to the income tax consequences to any particular US Shareholder or prospective US Shareholder is made. The tax consequences to a US Shareholder will depend on the holder's particular circumstances. Accordingly, US Shareholders should consult with their own tax advisers for advice with respect to their own particular circumstances.

Dividends

        Dividends paid or credited to a US Shareholder in respect of our common shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid by us to a US Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

        A US Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares, provided that the shares do not constitute "taxable Canadian property" to the US Shareholder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a US Shareholder provided such shares are listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the US Shareholder, persons with whom the US Shareholder does not deal at arm's length, or the US Shareholder together with all such persons owned 25% or more of the issued shares of any series or class of our capital stock.

        If our common shares constitute taxable Canadian property to a particular US Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Christopher J. Waddick, our Corporate Secretary, at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, telephone: (905) 817-2000. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

        The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

  (a)
  Renewal Annual Information Form of our company dated January 19, 2005;

  (b)
  Comparative audited consolidated financial statements of our company and the notes thereto at November 30, 2004 and 2003 and for each of the years ended November 30, 2004, 2003 and 2002, together with the auditors' report thereon;

  (c)
  Management's discussion and analysis of financial condition and results of operations of our company for the year ended November 30, 2004; and

  (d)
  Management Proxy Circular of our company dated March 22, 2004, relating to our annual and special meeting of shareholders held on May 12, 2004, excluding the sections entitled "Executive Compensation: Report on Executive Compensation", "Executive Compensation: Performance Graph", and "Statement on Corporate Governance Practices".

        All documents of the type referred to above and all material change reports (excluding confidential material change reports) which we filed with the securities regulatory authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement. In addition, to the extent that any such documents referred to above are also filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of this offering, such documents shall be deemed to be incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.

        Upon a new annual information form and the related annual audited consolidated financial statements filed by us with, and where applicable, accepted by, the applicable securities authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of common shares hereunder.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com. Our common shares are quoted on Nasdaq and certain of our filings with the SEC are also available through the Nasdaq Stock Market, Inc. website at http://www.nasdaq.com.

        The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus supplement and the accompanying prospectus form a part: the documents referred to under the heading "Documents Incorporated by Reference"; consent of KPMG LLP; appointment of Agent for Service of Process and Undertaking on Form F-X; and powers of attorney.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a Canadian corporation with our principal place of business in Canada. Most of our directors and officers, as well as certain of the experts named in this prospectus supplement and accompanying prospectus, are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or our directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. We have been advised by Lang Michener LLP, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts, who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon US federal securities laws.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Lang Michener LLP, our Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, our US counsel. Brown Raysman Millstein Felder & Steiner LLP is US counsel for the placement agents. At the date hereof, lawyers with Lang Michener LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP own, respectively, directly or indirectly, in the aggregate, less than one percent of any of our securities or the securities of our associates or affiliates.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus supplement and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus supplement, the accompanying prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

The Board of Directors of Vasogen Inc.

        We have read the prospectus supplement dated January 27, 2005 to the short form base shelf prospectus dated October 23, 2003 relating to the sale and issue of 9,005,000 common shares of Vasogen Inc. (the "Company"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement to the short form base shelf prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004. Our report is dated January 7, 2005.

Toronto, Canada	(Signed) "KPMG LLP"
January 27, 2005	Chartered Accountants

SC-1

9,005,000 Shares

VASOGEN INC.

Common Shares

PROSPECTUS SUPPLEMENT

SG Cowen & Co.
Needham & Company, Inc.
A.G. Edwards

January 27, 2005

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
VASOGEN INC.
THE OFFERING
RISK FACTORS
Risks Relating To Our Business
Risks Relating To This Offering
EXCHANGE RATE INFORMATION
DESCRIPTION OF SHARE CAPITAL
USE OF PROCEEDS
DILUTION
PLAN OF DISTRIBUTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN INCOME TAX CONSIDERATIONS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
PURCHASERS' STATUTORY RIGHTS
AUDITORS' CONSENT